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November 13, 2006
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: H. Roger Schwall

Re:	Legacy Reserves LP
Registration Statements on Form S-1
File Nos. 333-134064 and 333-134056
Dear Mr. Schwall:
     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated October 22, 2006, with respect to Legacy’s Registration Statements on Form S-1 (File Nos. 333-134064 and 333-134056) (the “Registration Statements”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendments No. 3 to the Registration Statements (“Amendment No. 3”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3 (File No. 333-134064) that we are filing today via EDGAR. Please note that simultaneously with the filing of Amendment No. 3 to the Registration Statements Legacy is filing a separate registration statement (the “IPO Registration Statement”) on Form S-1 with respect to 6,900,000 newly issued units representing limited partner interests which is substantially identical to the Registration Statements with the most significant changes relating to the prospectus cover, the sections entitled “Summary — The Offering”, “Cash Distribution Policy and Restriction’s on Distributions”, “Underwriting”, additional risk factors pertaining to an IPO and the pro forma financial statements throughout the document. Under separate cover, we are providing the Staff with a comparison of Amendment No. 3 and the IPO Registration Statement.
Form S-1/A-2 filed on October 5, 2006
File No. 333-134064
1.	We reiterate prior comment number 1. Pursuant to Item (16) of Schedule A of the Securities Act of 1933, as well as Item 501(b)(3) of Regulations S-K, you must indicate the price at which the securities will be offered. The Portal Market is for unregistered securities and therefore, the staff does not believe that it satisfies the conditions of Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response:	We have revised our disclosure on the prospectus cover page to state a range in which we believe that the units will be sold by the selling unitholders until our units are regularly traded on the NASDAQ Global Market. Please see the prospectus cover page.
Austin     Beijing     Dallas     Houston     London     Los Angeles     New York     The Woodlands     Washington, DC

South Justis Properties Financial Statements
2.	We note that you revised the statements of revenues and net operating expenses so that they now differ from the information previously filed with the Commission. Please tell us how you considered the guidance in SFAS 154 and why you have not presented the disclosures required for restated financial information. Additionally, please refer to the financial statements as restated and refer to the restatement in the audit report.

Response:	We have added additional disclosure as required by SFAS 154 for restated financial information to Footnote 1 in order to provide a reconciliation of the restated financial statement captions. In addition, we now refer to these financial statements as restated and the auditor’s report now makes reference to the restatement. Please see pages F-106 through F-108 of Amendment No. 3.
3.	We also note that, due to your inclusion of “offsetting operating fees paid to Henry by the third party owners of the acquired properties for operations and engineering management, regulatory reporting and accounting services,” you present a line item for Total net operating expenses even though some of the totals shown represent net revenue. Please revise your line item description and applicable financial information titles to identify all of the net amounts presented.

Response:	As discussed in our November 1, 2006 telephone conversation with SEC accounting staff members Jennifer Goeken and Jill Davis, we have changed the line item previously titled “Total net operating expenses” to “Operating expenses in excess of (less than) operating fees” and the line item previously titled “Revenues in excess of net operating expenses” to “Revenues and operating fees in excess of operating expenses.” We have revised the title of the financial statements from “Statements of Revenues and Net Operating Expenses” to “Statements of Revenues, Operating Fees and Operating Expenses.” Please see page F-107 of Amendment No. 3.
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     Please do not hesitate to call the undersigned at (713) 220-4351 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,
George J. Vlahakos

cc:	Steven H. Pruett — Legacy Reserves LP
Julien R. Smythe — Akin Gump Strauss Hauer & Feld LLP
Gislar Donnenberg — Andrews Kurth LLP

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